PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated June 16, 2022)	Registration No. 333-264619

UP TO 199,825,500 ORDINARY SHARES

OF

GOGORO INC.

This Prospectus Supplement No. 5 is being filed to update and supplement the information contained in the prospectus dated June 16, 2022 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-264619) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 5.

The Prospectus and this Prospectus Supplement No. 5 relate to the offer and sale by us of (i) 17,250,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Gogoro Inc. (the “Company”) issuable upon the exercise of 17,250,000 redeemable warrants to purchase Ordinary Shares, which were originally issued in the initial public offering of Poema Global at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share of Poema Global and one-half of one warrant of Poema Global and are exercisable at a price of $11.50 per share (the “Public Warrants”), and (ii) 9,400,000 Ordinary Shares issuable upon the exercise of 9,400,000 private placement warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) held by certain affiliates of Poema Global Partners LLC (the “Sponsor”), which were purchased at a price of $1.00 per warrant in a private placement to the Sponsor and are exercisable at a price of $11.50 per share.

The Prospectus and this Prospectus Supplement No. 5 also relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 29,482,000 Ordinary Shares (the “PIPE Shares”) purchased by certain investors (the “PIPE Investors”) on April 4, 2022 (the “Closing Date”) pursuant to separate subscription agreements dated September 16, 2021, January 18, 2022 and March 21, 2022 (the “PIPE Subscription Agreement”) at a price of $10.00 per Ordinary Share, (ii) 125,668,500 Ordinary Shares beneficially owned by certain shareholders of the Company prior to the Closing Date (“Legacy Gogoro,” and such Ordinary Shares, the “Legacy Gogoro Shares”) (inclusive of up to 7,075,741 Ordinary Shares issuable to such shareholders pursuant to the earnout provisions of the Merger Agreement (as described in the Prospectus) which were either purchased by investors (the “Private Investors”) in connection with arms-length private financings at prices of $1.00 to $3.50 per share or approximately $1.14 to approximately $4.00 per share (after accounting for the Subdivision Factor) or granted pursuant to pre-Business Combination incentive equity grants in the form of restricted stock units or options which were exercised by the recipients of such grants (the “Equity Grant Recipients”) at $0.0001 per share or $0.0001 per share (after accounting for the Subdivision Factor), (iii) 8,625,000 Ordinary Shares issued to certain affiliates of the Sponsor (the “Sponsor Shares,” and together with the Legacy Gogoro Shares, the “Affiliated Shares”) (which were purchased by the Sponsor for $25,000 or approximately $0.003 per share) and (iv) 9,400,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrant. The Ordinary Shares offered by the Selling Securityholders are identified in the Prospectus as the Registered Shares (the “Registered Shares”). The Selling Securityholders may, or may not, elect to sell Registered Shares as and to the extent that they may individually determine.

This Prospectus Supplement No. 5 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 5, you should rely on the information in this Prospectus Supplement No. 5.

Our Ordinary Shares and Public Warrants are currently traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “GGR” and “GGROW,” respectively. On November 9, 2022, the last quoted sale price for our Ordinary Shares as reported on Nasdaq was $2.85 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.36 per warrant.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 5. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Gogoro Releases Q3 2022 Business Update

On November 10, 2022, Gogoro Inc. issued a press release announcing its financial and operating results for the third quarter ended September 30, 2022. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press release issued by Gogoro Inc., dated November 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: November 10, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer

Exhibit 99.1

Gogoro Releases Third Quarter 2022 Financial Results

TAIPEI – November 10, 2022 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its third quarter ended September 30, 2022.

Third Quarter Summary

•	Revenue of $102.2 million, up 1.5% year-over-year and up 10.7% on a constant currency basis despite the complex macroeconomic environment

•

Gogoro Network revenue of $30.4 million, up 17.7% year-over-year and up 28.5% on a constant currency basis. This demonstrates an increase in our battery swapping subscriber base and the ability of our business model to generate recurring revenue

•	Continued Gogoro Network subscriber growth to more than 505,000 monthly battery swapping subscribers, up 20.8% or 87,000 subscribers year-over year

•	Gross margin of 17.4%, up slightly from 17.3% in the third quarter last year. Non-IFRS gross margin of 20.0%, up 2.7% year-over-year

•

Net income of $56.4 million, up from a net loss of $13.4 million in the same quarter last year, primarily due to a $87.5 million favorable change in the fair value of financial liabilities associated with outstanding earnout, earn-in and warrants

•	Adjusted EBITDA of $9.2 million, down from $15.2 million in the same quarter last year primarily due to $5.0 million investment in operating activities

•	Successfully completed a new $345 million syndicated credit facility and paid off a $182 million old credit facility obligation following the end of the third quarter

•	Gogoro updates full-year revenue guidance of $370.0 million to $390.0 million, reflecting continued macroeconomic headwinds

“Despite challenging economic conditions around the world, we delivered solid Q3 financial results. We are still seeing a strong movement by governments, businesses, and consumers to smarter, cleaner and sustainable energy and transportation, especially in the densely populated cities of Asia. Gogoro Network battery swapping continues to generate strong interest and we are working with local partners in China, Indonesia, India and other new markets,” said Horace Luke, founder, chairman, and chief executive officer of Gogoro. “In the third quarter, we announced a new Singapore-licensed B2B pilot and launched the Gogoro Network and Smartscooters in Tel Aviv, Israel. Last week, we announced our first B2B pilot in Delhi, India with Zypp Electric, India’s leading EV-as-a-Service platform that is expected to be live in December 2022.”

“Despite the challenging macro-economic conditions, our Q3 results were in line with our guidance, with revenue of $102.2 million and $111.4 million on a constant currency basis in the third quarter, up 1.5% year-over-year and 10.7% on a constant currency basis.

Additionally our Gogoro Network revenue of $30.4 million and $33.2 million, an increase of 17.7% year-over-year and 28.5% on a constant currency basis. We are investing in our existing Taiwan business and are diversifying our revenue streams to enable new markets, channels and business segments to adopt sustainable energy and transportation,” said Bruce Aitken, chief financial officer of Gogoro. “Given the strength of our cash position, the liquidity provided by our new credit facility, and an increased focus on streamlining operational efficiency, we are well positioned to navigate through challenging market conditions while we continue executing across our multiple markets and business lines.”

Third Quarter 2022 Financial Overview

Operating Revenues

For the third quarter, revenue was $102.2 million, up 1.5% year over year and up 10.7% year over year on a constant currency basis. Had foreign exchange rates remained constant with the average rate of the third quarter of 2021, revenue would have been up by an additional $9.2 million. Sales of hardware and other revenues for the third quarter was $71.8 million, down 4.1% year over year, and up 4.6% year over year on a constant currency basis. Gogoro Network revenue for the third quarter was $30.4 million, up 17.7% year over year, and up 28.5% year over year on a constant currency basis. Total subscribers at the end of third quarter was more than 505,000, up 20.8% from 418,000 subscribers in the same quarter last year. The Gogoro Network revenue increase was primarily due to the accumulating subscriber base and the high retention rate of all subscribers.

Gross Margin

For the third quarter, gross margin was 17.4%, up slightly from 17.3% in the third quarter last year. For the third quarter, non-IFRS gross margin1 was 20.0%, up from 17.3% in the same quarter last year. The non-IFRS gross margin1 improvement was driven by an increase in the average selling price of our vehicles, favorable changes in our product mix, and the improved cost efficiency of Gogoro’s Network operations.

[1]

This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

Net Income (Loss)

For the third quarter, net income was $56.4 million, up $69.8 million from a net loss of $13.4 million in the same quarter last year. This was primarily due to a favorable change in the fair value of financial liabilities of $85.8 million in the third quarter compared to $1.7 million loss in the same quarter last year. This was partially offset by a $11.4 million increase in share-based compensation, a $2.1 million increase in sales and marketing expenses mainly due to increase spending in retail marketing campaigns and product launches, a $1.8 million increase in research and development expenses mainly due to increased spending on materials and samples for new Smartscooter models, and a $1.0 million increase in general and administrative expenses. Non-IFRS net loss1 was $16.3 million, up $4.6 million from $11.7 million in the same quarter last year. This was primarily due to $4.9 million investment in operating activities.

Adjusted EBITDA

For the third quarter, adjusted EBITDA1 was $9.2 million, down from $15.2 million in the same quarter last year. The decrease was primarily due to a $2.1 million increase in expenses for sales and marketing programs, a $1.8 million increase in research and development expenses and a $1.0 million increase in general and administrative expenses, as well as a negative foreign exchange impact.

Liquidity

With the addition of a new $345 million credit facility and a $249.1 million cash balance at the end of the third quarter, we are well positioned to manage our liquidity in what is currently a complex macro environment. A majority of our payment obligations are denominated in the New Taiwan Dollar (TWD) and we benefited greatly from the appreciation of $193.1 million cash denominated in USD since early April 2022.

Updated 2022 Guidance

To reflect continued macroeconomic headwinds and the impact on the overall Taiwan vehicle market, we updated our 2022 revenue guidance to $370.0 million to $390.0 million. Nearly all of Gogoro’s 2022 full year revenue will be from the Taiwan market.

Conference Call Information

Gogoro’s management team will hold an earnings Webcast on November 10th, 2022, at 7:00 a.m. Eastern Time to discuss the Company’s third quarter 2022 financial and business results and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, “Updated 2022 Guidance,” such as estimates regarding revenue and Gogoro’s revenue generated from the Taiwan market, statements regarding the sufficiency of Gogoro’s cash resources, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, potential growth of Gogoro’s battery swapping ecosystem in Taiwan and in new markets, timing of Gogoro’s launch in India, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro’s founder, chairman, and chief executive officer and Gogoro’s chief financial officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, China market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro’s ability to achieve operational efficiencies, Gogoro’s ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRS”) financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Foreign exchange (“FX”) effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from period to another period using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation expense and exit activities.

Share-based Compensation Expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation expense on its operating results.

Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net income (loss) excluding share-based compensation expense, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA, as net income (loss) excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation expense, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchanged for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of the merger.

Exit Activities. We has incurred charges in connection with the exit of certain product lines as well as other non-recurring activities. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

These non-IFRS financial measures exclude share-based compensation expense, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout, earn-in and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. The company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for the comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

GOGORO INC.

Condensed Consolidated Balance Sheet

(unaudited)

(in thousands of U.S. dollars)

	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$249,077	$217,429
Trade receivables	22,411	16,625
Inventories	115,417	73,137
Prepayments	14,154	10,157
Other current assets	19,545	40,682

Total current assets	420,604	358,030

Property, plant and equipment	426,500	454,741
Right-of-use assets	19,654	26,277
Other non-current assets	9,274	5,352

Total assets	$876,032	$844,400

LIABILITIES AND EQUITY
Current liabilities:
Loan and borrowing obligations, current	$290,871	$238,434
Financial liabilities at fair value	63,327	107,862
Notes payable and trade payable	43,472	53,258
Current liabilities	20,131	18,753
Lease liabilities, current	9,631	11,153
Provisions for product warranty, current	2,879	6,480
Other payables and current liability	44,018	44,603

Total current liabilities	474,329	480,543

Long-term borrowing obligations, non-current	74,689	195,883
Provisions for product warranty, non-current	8,210	9,150
Lease liabilities - non-current	10,411	15,589
Other non-current liabilities	15,692	19,522

Total liabilities	583,331	720,687

Total equity	292,701	123,713

Total liabilities and equity	$876,032	$844,400

GOGORO INC.

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands of U.S. dollars, except net income (loss) per share)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating revenues	$102,182	$100,629	$287,360	$245,416
Cost of revenues	84,373	83,230	243,977	209,593

Gross profit	17,809	17,399	43,383	35,823

Operating expenses:
Selling and marketing expenses	17,745	14,068	45,458	39,361
General and administrative expenses	14,264	7,829	56,294	20,600
Research and development expenses	12,679	7,459	33,624	21,798
Listing expense	—	—	178,804	—

Total operating expenses	44,688	29,356	314,180	81,759

Loss from operations	(26,879)	(11,957)	(270,797)	(45,936)

Non-operating income and expenses:
Interest expense, net	(1,651)	(2,836)	(6,940)	(7,613)
Other income (loss), net	(832)	3,061	1,801	5,838
Change in fair value of financial liabilities	85,755	(1,656)	189,560	(5,492)

Total non-operating income (expenses)	83,272	(1,431)	184,421	(7,267)

Net income (loss)	56,393	(13,388)	(86,376)	(53,203)
Other comprehensive income:
Exchange differences on translating foreign operations	(11,112)	65	(23,812)	1,836

Total comprehensive loss	$45,281	$(13,323)	$(110,188)	$(51,367)

Basic and diluted net income (loss) per common share	$0.24	$(0.07)	$(0.39)	$(0.28)
Shares used in computing basic and diluted net income (loss) per common share	231,989	193,334	218,679	193,334

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating revenues:
Sales of hardware and other revenues	$71,754	$74,787	$197,131	$172,122
Gogoro Network revenue	30,428	25,842	90,229	73,294

Operating revenues	$102,182	$100,629	$287,360	$245,416

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Share-based compensation expense:
Cost of revenues	$1,003	$—	$2,921	$—
Selling and marketing	1,582	—	4,242	—
General and administrative	5,386	—	10,535	—
Research and development	3,382	—	9,036	—

Total	$11,353	$—	$26,734	$—

GOGORO INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(86,376)	$(53,203)
Adjustments for:
Depreciation and amortization	72,976	69,517
Expected credit loss	313	297
Change in fair value of financial liabilities	(189,560)	5,492
Interest expense, net	6,940	7,613
Share-based compensation expense	26,734	—
Loss on disposal of property and equipment, net	706	219
Write-down and reversal inventories	3,913	914
Recognition of listing expense	178,804	—
Changes in operating assets and liabilities:
Trade receivables	(6,099)	(8,408)
Inventories	(46,193)	7,064
Prepayments and other current assets	(7,980)	(5,133)
Notes payable and trade payables	(9,786)	19,874
Contract liabilities	1,378	5,030
Other payables and liabilities	(2,512)	(5,102)
Provisions for product warranty	(4,541)	(1,890)

Cash provided by (used in) operations	(61,283)	42,284

Interest expense and tax paid, net	(7,849)	(7,383)

Net cash provided by (used in) operating activities	(69,132)	34,901

Cash flows from investing activities
Property, plant and equipment, net	(102,239)	(82,873)
Increase in refundable deposits	—	(331)
Payments of intangible assets, net	(492)	(408)
Decrease in time deposits and others	23,439	53,192

Net cash provided used in investing activities	(79,292)	(30,420)

Cash flows from financing activities
Proceeds from borrowings	133,177	107,698
Repayments of borrowings	(155,432)	(4,609)
Cash capital increase	326,965	—
Repayments of loss on financial liabilities at fair value	(108,149)	(5,236)
Refund of guarantee deposits received	337	(123)
Repayment of the principal portion of lease liabilities	(9,550)	(8,983)

Net cash provided by financing activities	187,348	88,747

Exchange differences on translating foreign operations	(7,276)	105

Net increase in cash and cash equivalents	31,648	93,333
Cash and cash equivalents at the beginning of the period	217,429	119,042

Cash and cash equivalents at the end of the period	$249,077	$212,375

GOGORO INC.

Reconciliation of IFRS Financial Metrics to Non-IFRS

(unaudited)

(in thousands of U.S. dollars)

	Three Months Ended September 30,
	2022			2021	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Operating revenues:
Sales of hardware and other revenues	$71,754	$6,470	$78,224	$74,787	(4.1)%	4.6%
Gogoro network Revenue	30,428	2,773	33,201	25,842	17.7%	28.5%

Operating revenue	$102,182	$9,243	$111,425	$100,629	1.5%	10.7%

	Nine Months Ended September 30,
	2022			2021	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Operating revenues:
Sales of hardware and other revenues	$197,131	$9,343	$206,474	$172,122	14.5%	20.0%
Gogoro network Revenue	90,229	4,182	94,411	73,294	23.1%	28.8%

Operating revenue	$287,360	$13,525	$300,885	$245,416	17.1%	22.6%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022		2021		2022		2021
Gross profit and gross margin	$17,809	17.4%	$17,399	17.3%	$43,383	15.1%	$35,823	14.6%
Share-based compensation expense	1,003		—		2,921		—
Exit activities	1,661		—		1,661		—

Non-IFRS gross profit and gross margin	$20,473	20.0%	$17,399	17.3%	$47,965	16.7%	$35,823	14.6%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income (loss)	$56,393	$(13,388)	$(86,376)	$(53,203)
Share based compensation	11,353	—	26,734	—
Change in fair value of financial liabilities	(85,755)	1,656	(189,560)	5,492
Acquisition-related expenses	—	—	20,855	—
Listing expense	—	—	178,804	—
Exit activities	1,661	—	1,661	—

Non-IFRS net loss	$(16,348)	$(11,732)	$(47,882)	$(47,711)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income (loss)	$56,393	$(13,388)	$(86,376)	$(53,203)
Interest expense, net	1,651	2,836	6,940	7,613
Depreciation and amortization	23,895	24,139	72,976	69,517

EBITDA	81,939	13,587	(6,460)	23,927
Share-based compensation expense	11,353	—	26,734	—
Change in fair value of financial liabilities	(85,755)	1,656	(189,560)	5,492
Acquisition-related expenses	—	—	20,855	—
Listing expense	—	—	178,804	—
Exit activities	1,661	—	1,661	—

Adjusted EBITDA	$9,198	$15,243	$32,034	$29,419